Mail Stop 6010
Via Facsimile and U.S. Mail

October 14, 2008

Mr. Hilton H. Howell, Jr.
President and Chief Executive Officer
Atlantic American Corporation
4370 Peachtree Road N.E.
Atlanta, Georgia 30319

      Re: Atlantic American Corporation
             Form 10-K for fiscal year ended December 31, 2007
             Filed March 31, 2008
             File No. 0-03722

Dear Mr. Howell:

      We have reviewed your September 30, 2008 response to our August 28, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Underwriting Results, page 27

1.   Please refer to prior comment one. We acknowledge your references to existing disclosure in your 2007 Form 10-K. However, we continue to believe that you do not adequately explain the specific factors that caused the favorable loss development during each of the three years ended December 31, 2007 or indicate the likelihood that your recent historical loss development experience is indicative of your expected future loss development. Please revise your disclosure to explain the nature and extent of new events that occurred or new information/experience obtained that supported the reserve releases of $11.5 million in 2007, $9.9 million in 2006 and $8.4 million in 2005. Ensure that your disclosure clarifies that timing of these changes in estimate, such as why recognition occurred in these periods and was not required in earlier periods.

Mr. Hilton H. Howell, Jr.
Atlantic American Corporation
October 14, 2008
Page 2

Notes to Consolidated Financial Statements

Note 2. Discontinued Operations, page 47

2.   Please refer to prior comment two. We acknowledge your proposed new disclosure, related to your discontinued operations. Please quantify the amount of the $7.2 million of fourth quarter losses that represents fourth quarter 2007 adjustments to your individual case reserves resulting from the extensive due diligence activities conducted by interested parties. Also, we do not understand your statement that "we are unable to quantify the exact magnitude of these adjustments versus our normal year end review adjustments." Please revise your disclosure to addresses the following:

- The factors that you considered in concluding that these adjustments did not indicate deficiencies in your normal periodic review of loss reserves.
- The factors that prohibit you from determining the "magnitude of these adjustments versus our normal year end review adjustments."

*   *   *   *

        Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant